UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2011

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the "Company") dated November 2, 2011: OceanFreight Inc. Reports Financial Results for the Third Quarter of 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

	By:	/s/ Anthony Kandylidis
Chief Executive Officer

Dated: November 2, 2011

Exhibit 99.1

OceanFreight Inc. Reports Financial Results
for the Third Quarter of 2011

November 2, 2011, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF)(the "Company"), a global provider of marine transportation services, today announced its financial results for the three months ended September 30, 2011.

Financial Highlights

For the three months ended September 30, 2011, the Company reported a Net Loss of $19.2 million, or basic and diluted earnings equal to a loss of $3.23 per share. Included in these results are non-recurring costs associated with the proposed merger with a subsidiary of Dryships Inc. of $20.5 million.

Excluding this non-recurring costs, Net Income for the three months ended September 30, 2011 was $1.3 million, or basic and diluted earnings equal to $0.22 per share.

Third Quarter 2011 Results

For the three months ended September 30, 2011, the Company reported Voyage Revenues of $13.1 million, Operating Loss of $18.3 million and Net Loss of $19.2 million. During the same period, Net cash provided by operating activities was $4.8 million and Adjusted EBITDA was a loss of $7.9 million.  Please see the reconciliation of Adjusted EBITDA to net cash provided by operating activities below.

The Company owns a fleet of eleven vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and five under construction Very Large Ore Carriers (VLOC). The fleet has a combined deadweight tonnage of about 1.9 million tons.  During the three months ended September 30, 2011, the Company operated an average of six drybulk vessels that earned an average time charter equivalent rate, or TCE, of $23,287 per day.

Fleet Data

	Three Months Ended September 30,
	2010	2011

Average number of vessels (1)	12	6
Total voyage days for fleet (2)	1,063	534
Total calendar days for fleet (3)	1,104	552
Time charter equivalent rate (TCE) (4)	$22,097	$23,287
Fleet utilization (5)	96.3%	96.7%

(1)
Average number of vessels is the number of vessels that comprised our operating fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off-hire.

(3)	Calendar days are the total days our operating vessels were in our possession for the relevant period including off-hire days.

(4)
Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(5)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

The following table reflects the calculation of the TCE for the periods then ended:

(Dollars in thousands, except Average Daily results – unaudited)	Three Months Ended September 30,
	2010	2011

Voyage revenue	24,784	13,149
Voyage expenses	(1,295)	(714)
Revenue on a time charter basis	23,489	12,435

Total voyage days for fleet	1,063	534
Time charter equivalent (TCE) rate	$22,097	$23,287

Financial Statements

The following are the Company's Consolidated Statements of Operations for the three months ended September 30, 2010 and 2011:

	Three Months Ended September 30,
(Dollars in thousands, except for share and per share data)
	2010	2011
STATEMENT OF OPERATIONS DATA	(unaudited)	(unaudited)

Voyage revenues	$24,784	$13,149
Loss on forward freight agreements	(124)	-
Gross revenue	24,660	13,149

Voyage expenses	(1,295)	(714)
Vessels operating expenses	(10,113)	(4,575)
Depreciation	(6,979)	(4,162)
General and administrative expenses	(1,415)	(21,417)
Survey and drydocking costs	(448)	(590)
Loss on sale of vessels and vessels held for sale	(63,854)	-
Operating loss	(59,444)	(18,309)

Interest income	6	57
Interest expense and finance costs	(862)	(659)
Loss on derivative instruments	(2,734)	(315)
Net loss	$(63,034)	$(19,226)

Loss per common share, basic and diluted	$(16,32)	$(3,23)

Weighted average number of common shares, basic and diluted (1)	3,863,333	5,946,180

(1)	The weighted average number of common shares gives effect to the 1:20 reverse stock split which took place on July 6, 2011.

The following are the Company's Consolidated Balance Sheets as of December 31, 2010 and September 30, 2011:

(Dollars in thousands, except per share data)
	2010	2011
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$9,549	$11,034
Vessels held for sale	88,274	-
Other current assets	11,931	4,365
Total current assets	109,754	15,399

FIXED ASSETS, NET:
Vessels under construction	46,618	95,329
Vessels, net of accumulated depreciation	311,144	298,908
Other, net of accumulated depreciation	597	418
Total fixed assets, net	358,359	394,655

OTHER NON-CURRENT ASSETS
Restricted cash	5,511	3,011
Other non –current assets	5,239	5,372
Total assets	478,863	418,437

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	82,331	26,524
Other current liabilities	28,980	30,891
Total current liabilities	111,311	57,415

NON –CURRENT LIABILITIES:
Derivative liability, net of current portion	4,875	2,427
Long-term debt, net of current portion	127,441	111,187
Total non-current liabilities	132,316	113,614

STOCKHOLDERS' EQUITY:	235,236	247,408
Total liabilities and stockholders' equity	478,863	418,437

Adjusted EBITDA Reconciliation

The Company considers EBITDA to represent net income before interest, taxes, depreciation and amortization.  Adjusted EBITDA excludes loss on sale of vessels and impairment on vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this earnings release because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles Net cash provided by operating activities to EBITDA as adjusted for the effect of the loss from the sale of vessels and impairment loss:

	Three Months Ended September 30,
(amounts in thousands of U.S. dollars)	2010	2011

Net cash provided by operating activities	8,043	4,782
Net increase/(decrease) in operating assets	(8,315)	(597)
Net (increase)/decrease in operating liabilities	9,163	(14,412)
Net interest expense (*)	2,764	2,387
Amortization of deferred financing costs included in interest expense	(130)	(71)
Adjusted EBITDA	11,525	(7,911)

(*) Net interest expense includes the realized loss of interest rate swaps included in "Loss on interest rate swaps" in the interim consolidated unaudited statements of operations.

Fleet List

The table below describes our fleet and current employment profile as of the date of this report:

Vessel Name	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
Drybulk Vessels
M/V Robusto	2006	173,949	Capesize	TC	26,000	Aug-14	Mar-18
M/V Cohiba	2006	174,200	Capesize	TC	26,250	Oct-14	May-18
M/V Montecristo	2005	180,263	Capesize	TC	23,500	May-14	Jan-18
M/V Partagas	2004	173,880	Capesize	TC	27,500	Jul-12	Dec-12
M/V Topeka	2000	74,710	Panamax	TC	15,000	Jan-12	Apr-13
M/V Helena	1999	73,744	Panamax	TC	32,000	May-12	Oct-16

Vessels to be Acquired
Newbuilding VLOC #1 (1)	2012	206,000	Capesize	TC	25,000	Apr-15	Apr-20
Newbuilding VLOC #2 (2)	2012	206,000	Capesize	TC	23,000	Aug -17	Aug -22
Newbuilding VLOC #3 (3)	2012	206,000	Capesize	TC	21,500	Oct-19	Oct-26
Newbuilding VLOC #4	2012	206,000	Capesize	Spot
Newbuilding VLOC #5	2013	206,000	Capesize	Spot

(1)	Upon delivery of the vessel, which is expected in the first quarter of 2012, it is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(2)
Upon delivery of the vessel, which is expected in the second quarter of 2012, it is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition, the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate is between $23,000 and $40,000 per day.

(3)
Upon delivery of the vessel, which is expected in the fourth quarter of 2012, it is scheduled to commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition, the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate is between $21,500 and $38,000 per day.

About OceanFreight Inc.

The Company is an owner and operator of drybulk vessels that operate worldwide. The Company owns a fleet of eleven vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

The Company's common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF". Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel: +1-212-661-7566
E-mail: oceanfreight@capitallink.com

SK 25754 0009 1239453